UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                  Loudeye Corp.
                                  -------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    545754103
                                    ---------
                                 (CUSIP Number)


                                December 31, 2004
                                -----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ]  Rule 13d-1(b)

                                [X]  Rule 13d-1(c)

                                [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 10 Pages

                                 SCHEDULE 13G

CUSIP No.: 545754103                                          Page 2 of 10 Pages
.................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         CLOVIS CAPITAL MANAGEMENT, L.P.
.................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Delaware
.................................................................................
Number of          5.     Sole Voting Power            0
Shares             .............................................................
Beneficially       6.     Shared Voting Power          0
Owned by Each      .............................................................
Reporting          7.     Sole Dispositive Power       0
Person With        .............................................................
                   8.     Shared Dispositive Power     0
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         0
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares   (See
         Instructions)

         [  ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         0.0% based on 101,337,155 shares outstanding as of December 30, 2004.
.................................................................................
12.      Type of Reporting Person:

         PN

                                 SCHEDULE 13G

CUSIP No.: 545754103                                          Page 3 of 10 Pages
.................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         CLOVIS CAPITAL GROUP, LLC
.................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Delaware
.................................................................................
Number of          5.     Sole Voting Power            0
Shares             .............................................................
Beneficially       6.     Shared Voting Power          0
Owned by Each      .............................................................
Reporting          7.     Sole Dispositive Power       0
Person With        .............................................................
                   8.     Shared Dispositive Power     0
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         0
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares   (See
         Instructions)

         [  ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         0.0% based on 101,337,155 shares outstanding as of December 30, 2004.
.................................................................................
12.      Type of Reporting Person:

         OO

                                 SCHEDULE 13G

CUSIP No.: 545754103                                          Page 4 of 10 Pages
.................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         CLOVIS CAPITAL PARTNERS (CAYMAN), LTD.
.................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Cayman Islands, British West Indies
.................................................................................
Number of          5.     Sole Voting Power            0
Shares             .............................................................
Beneficially       6.     Shared Voting Power          0
Owned by Each      .............................................................
Reporting          7.     Sole Dispositive Power       0
Person With        .............................................................
                   8.     Shared Dispositive Power     0
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         0
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares   (See
         Instructions)

         [  ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         0.0% based on 101,337,155 shares outstanding as of December 30, 2004.
.................................................................................
12.      Type of Reporting Person:

         CO

                                 SCHEDULE 13G

CUSIP No.: 545754103                                          Page 5 of 10 Pages
.................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         CLOVIS CAPITAL PARTNERS INSTITUTIONAL, L.P.
.................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Delaware
.................................................................................
Number of          5.     Sole Voting Power            0
Shares             .............................................................
Beneficially       6.     Shared Voting Power          0
Owned by Each      .............................................................
Reporting          7.     Sole Dispositive Power       0
Person With        .............................................................
                   8.     Shared Dispositive Power     0
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         0
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares   (See
         Instructions)

         [  ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         0.0% based on 101,337,155 shares outstanding as of December 30, 2004.
.................................................................................
12.      Type of Reporting Person:

         PN

                                 SCHEDULE 13G

CUSIP No.: 545754103                                          Page 6 of 10 Pages
.................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         CLOVIS CAPITAL PARTNERS, L.P.
.................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Delaware
.................................................................................
Number of          5.     Sole Voting Power            0
Shares             .............................................................
Beneficially       6.     Shared Voting Power          0
Owned by Each      .............................................................
Reporting          7.     Sole Dispositive Power       0
Person With        .............................................................
                   8.     Shared Dispositive Power     0
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         0
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares   (See
         Instructions)

         [  ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         0.0% based on 101,337,155 shares outstanding as of December 30, 2004.
.................................................................................
12.      Type of Reporting Person:

         PN

                                                              Page 7 of 10 Pages

Item 1(a).     Name of Issuer:

               Loudeye Corp. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1130 Rainier Avenue South, Seattle, WA 98144

Item 2(a).     Name of Person Filing

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)    Clovis Capital Management, L.P. ("Clovis Capital
                     Management");

               ii)   Clovis Capital Group, LLC ("Clovis Capital Group");

               iii) Clovis Capital Partners (Cayman), Ltd. ("Clovis Capital Partners (Cayman)");

               iv) Clovis Capital Partners Institutional, L.P. ("Clovis Capital Partners Institutional"); and

               v)    Clovis Capital Partners, L.P. ("Clovis Capital Partners").

               This  Statement  relates to Shares (as defined  herein)  formerly held for the accounts of Clovis Capital Partners (Cayman), Clovis Capital Partners Institutional, and Clovis Capital Partners. Clovis Capital Management serves as investment manager to each of Clovis Capital Partners (Cayman), Clovis Capital Partners Institutional, and Clovis Capital Partners. In such capacity, Clovis Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Clovis Capital Partners
(Cayman), Clovis Capital Partners Institutional and Clovis Capital Partners. Clovis Capital Group serves as general partner of Clovis Capital Partners Institutional and Clovis Capital Partners. In such capacity, Clovis Capital Group may be deemed to have voting and dispositive power over the Shares held for the accounts of Clovis Capital Partners Institutional and Clovis Capital Partners.

Item 2(b).     Address of Principal Business Office or, if None, Residence

               The address of the principal business office of each of Clovis Capital Management, Clovis Capital Group, Clovis Capital Partners Institutional and Clovis Capital Partners is 1270 Avenue of the Americas, 27th Floor, New York, New York 10020. The address of the principal business office of Clovis Capital Partners (Cayman) is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Harbour Centre, George Town, Grand Cayman, Cayman Islands, British West Indies.

Item 2(c).     Citizenship

               i)   Clovis Capital Management is a Delaware limited partnership;

               ii) Clovis Capital Group is a Delaware limited liability company;

               iii) Clovis Capital Partners (Cayman) is a Cayman Islands
                    exempted company;

               iv) Clovis Capital Partners Institutional is a Delaware limited partnership; and

               v) Clovis Capital Partners is a Delaware limited partnership.

                                                              Page 8 of 10 Pages

Item 2(d).     Title of Class of Securities:

               Common Stock, $.001 par value per share (the "Shares")

Item 2(e).     CUSIP Number:

               545754103

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

               (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

               (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

               (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

               (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

               (e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

               (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

               (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

               (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of February 9, 2005, none of the Reporting Persons may be deemed to be the beneficial owner of any Shares.

Item 4(b)      Percent of Class:

               The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 0.0% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed Form S-1, Amendment No. 1, there were 101,337,155 Shares outstanding as of December 30, 2004).

                                                              Page 9 of 10 Pages

Item 4(c)      Number of Shares of which such person has:

Clovis  Capital  Management,  Clovis  Capital  Group,  Clovis  Capital  Partners
--------------------------------------------------------------------------------
(Cayman), Clovis Capital Partners Institutional and Clovis Capital Partners:
---------------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:                     0


Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Shares, check the following [X].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 10 Pages

                                    SIGNATURES

     After reasonable inquiry and to the best of my knowledge  and belief,   the
undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2005             CLOVIS CAPITAL MANAGEMENT, L.P.


                                   By:   /s/ Jeffrey A. Podell
                                       ---------------------------------------
                                   Name:   Jeffrey A. Podell
                                   Title:  Chief Financial Officer

Date: February 9, 2005             CLOVIS CAPITAL GROUP, LLC


                                   By:   /s/ Jeffrey A. Podell
                                       ---------------------------------------
                                   Name:   Jeffrey A. Podell
                                   Title:  Chief Financial Officer

Date: February 9, 2005             CLOVIS CAPITAL PARTNERS (CAYMAN), LTD.

                                   By:  Clovis Capital Management, L.P.
                                        As Investment Manager


                                   By:   /s/ Jeffrey A. Podell
                                       ---------------------------------------
                                   Name:   Jeffrey A. Podell
                                   Title:  Chief Financial Officer

Date: February 9, 2005             CLOVIS CAPITAL PARTNERS INSTITUTIONAL, L.P.

                                   By:  Clovis Capital Group, LLC
                                        As General Partner


                                   By:   /s/ Jeffrey A. Podell
                                       ---------------------------------------
                                   Name:   Jeffrey A. Podell
                                   Title:  Chief Financial Officer

Date: February 9, 2005             CLOVIS CAPITAL PARTNERS, L.P.

                                   By:  Clovis Capital Group, LLC
                                        As General Partner


                                   By:   /s/ Jeffrey A. Podell
                                       ---------------------------------------
                                   Name:   Jeffrey A. Podell
                                   Title:  Chief Financial Officer